June 4, 2019

Don Wallette, Jr.
Executive Vice President and Chief Financial Officer
ConocoPhillips
925 N. Eldridge Parkway
Houston, TX 77079

       Re: ConocoPhillips
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           File No. 001-32395

Dear Mr. Wallette:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
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